SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

RCN Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

749361101
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749361101
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,045,189 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,045,189 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,045,189 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 740,332 shares. This Amendment No. 3 to Schedule 13G amends and corrects the number of shares into which the warrants are exercisable, which number of shares Amendment No. 2 to Schedule 13G, dated February 22, 2008, reported as 740,331 shares.

2 The reporting person became the beneficial owner of more than five percent of the class in April, 2007. The percent of class is based on 37,620,119 shares of outstanding common stock and includes 740,332 shares from the potential exercise of the warrants for a total of 38,360,451 shares.

CUSIP No. 749361101
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,046,764 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,046,764 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,764 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 740,332 shares. This Amendment No. 3 to Schedule 13G amends and corrects the number of shares into which the warrants are exercisable, which number of shares Amendment No. 2 to Schedule 13G, dated February 22, 2008, reported as 740,331 shares.

2 The reporting person became the beneficial owner of more than five percent of the class in April, 2007. The percent of class is based on 37,620,119 shares of outstanding common stock and includes 740,332 shares from the potential exercise of the warrants for a total of 38,360,451 shares.

CUSIP No. 749361101
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,097,656 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,097,656 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,097,656 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 740,332 shares. This Amendment No. 3 to Schedule 13G amends and corrects the number of shares into which the warrants are exercisable, which number of shares Amendment No. 2 to Schedule 13G, dated February 22, 2008, reported as 740,331 shares.

2 The percent of class is based on 37,620,119 shares of outstanding common stock and includes 740,332 shares from the potential exercise of the warrants for a total of 38,360,451 shares.

CUSIP No. 749361101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,097,656 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,097,656 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,097,656 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)

12.	Type of Reporting Person (See Instructions) IN

1 Includes warrants exercisable into 740,332 shares. This Amendment No. 3 to Schedule 13G amends and corrects the number of shares into which the warrants are exercisable, which number of shares Amendment No. 2 to Schedule 13G, dated February 22, 2008, reported as 740,331 shares.

2 The percent of class is based on 37,620,119 shares of outstanding common stock and includes 740,332 shares from the potential exercise of the warrants for a total of 38,360,451 shares.

Item 1.
(a)	Name of Issuer:
RCN Corporation

(b)	Address of Issuer's Principal Executive Offices:
196 Van Buren Street Herndon, VA 20170

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Laminar Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.01 par value

(e)	CUSIP Number:
749361101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of February 7, 2008: (a) Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:
3,045,189 shares
This is composed of (i) 2,304,857 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 740,332 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.L.C.:
3,046,764 shares
This is composed of (i) 2,304,857 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (ii) 740,332 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire upon exercise of warrants, and (iii) 1,575 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

D. E. Shaw & Co., L.P.:
3,097,656 shares
This is composed of (i) 2,304,857 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (ii) 740,332 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (iii) 50,892 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iv) 1,575 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

David E. Shaw:
3,097,656 shares
This is composed of (i) 2,304,857 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (ii) 740,332 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (iii) 50,892 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iv) 1,575 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

(b) Percent of class:
D. E. Shaw Laminar Portfolios, L.L.C.:	7.9%
D. E. Shaw & Co., L.L.C.:	7.9%
D. E. Shaw & Co., L.P.:	8.1%
David E. Shaw:	8.1%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	3,045,189 shares
D. E. Shaw & Co., L.L.C.:	3,046,764 shares
D. E. Shaw & Co., L.P.:	3,097,656 shares
David E. Shaw:	3,097,656 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	3,045,189 shares
D. E. Shaw & Co., L.L.C.:	3,046,764 shares
D. E. Shaw & Co., L.P.:	3,097,656 shares
David E. Shaw:	3,097,656 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Synoptic Portfolios 2, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,097,656 shares as described above constituting 8.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,097,656 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: February 28, 2008

D. E. Shaw Laminar Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw